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Exhibit 99.23

RELEASE DATE:  August 17, 1998

CONTACT:       Sondra L. Lehman, Director of Investor Relations  (888) 534-9500


                               BELL SPORTS CORP.
                             COMPLETES MERGER WITH
                           HB ACQUISITION CORPORATION
                       AND RELATED FINANCING TRANSACTIONS

     San Jose, CA -- Bell Sports Corp. (Nasdaq: BSPT and BSPTG) announced today that it has completed its plan of recapitalization and merger with HB Acquisition Corporation, an affiliate of Charlesbank Equity Fund IV, Limited Partnership (together with its affiliates, "Charlesbank") and Brentwood Associates Buyout Fund II, L.P. (together with its affiliates, "Brentwood"). Each outstanding share of the Company's common stock has been converted into the right to receive $10.25 per share in cash. Today will be the last trading day for the Company's common stock.

   The Company will send each registered stockholder a letter describing the procedures to be followed in order to surrender his or her stock certificates in exchange for the merger consideration. Stockholders should not forward their certificates to the Company.

   In connection with the plan of recapitalization and merger, Charlesbank and Brentwood invested an aggregate of $45 million in equity of the Company and $15 million in the Company's 14% Senior Discount Debentures due 2009.

   The Company accepted for purchase the maximum $62.5 million aggregate principal amount of its 4 1/4% Convertible Subordinated Debentures due 2000 (the "Debentures") pursuant to its previously announced offer to purchase. The tender offer was commenced June 30, 1998 and expired at 7:00 a.m. on August 14, 1998. Upon expiration of the tender offer, approximately $77 million aggregate principal amount of Debentures had been tendered. Donaldson, Lufkin & Jenrette Securities Corporation acted as dealer manager for the tender offer.

     Bell Sports, Inc., a wholly-owned subsidiary of the Company, issued $110,000,000 aggregate principal amount of 11.00% Senior Subordinated Notes due 2008 (the "Notes") pursuant to a private placement, which was not registered under the Securities Act of 1933. The Notes may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Interest on the Notes will be payable semi-annually, in arrears, in cash on August 15 and February 15, commencing on February 15, 1999.

     Additionally, Bell Sports, Inc. entered into a five year $60 million senior secured revolving credit facility, subject to borrowing base requirements.

     Mary J. George, the newly appointed Chief Executive Officer of Bell Sports Corp., commented, "We are very excited about working with our new investors, Charlesbank and Brentwood. Fiscal 1999 presents many opportunities for the Company, including growth in international markets, which the

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Company together with Charlesbank and Brentwood will fully pursue." George continued, "We remain focused on our core business and improving its operations."

     Certain matters within this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and as such may involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Bell Sports Corp. to be different from any future results, performance or achievements expressed or implied by such forward-looking statements. Although Bell Sports Corp. believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be attained. These risks are detailed from time to time in the Bell Sports Corp.'s filings with the Securities and Exchange Commission.

     Bell Sports Corp. is the leading manufacturer and marketer of bicycle helmets worldwide and a leading supplier of a broad line of bicycle accessories in North America. The Company is also a leading supplier of auto racing helmets and a supplier of bicycle accessories worldwide. Recently, the Company began marketing in-line skating, snowboarding, snow skiing and water sport helmets. The Company markets its helmets under the widely recognized Bell, Bell Pro and Giro brand names, and its accessories under such leading brands as Bell, Blackburn, Rhode Gear, VistaLite, Copper Canyon Cycling and Spoke-Hedz.

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